EXHIBIT 99.2

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024

1

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2024

Effective Date

This Management’s Discussion and Analysis (“MD&A”), prepared as of May 8, 2024, is intended to help the reader understand the significant factors that have affected the performance of Vox Royalty Corp. and its subsidiaries (collectively “Vox” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 and related notes thereto (the “Consolidated Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2023 and related notes thereto, and the 2023 annual MD&A, which are available under Vox’s profile on SEDAR+ at www.sedarplus.ca and the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov. All dollar figures in this MD&A are expressed in United States dollars, unless stated otherwise.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Forward-Looking Statements” at the end of this MD&A and to consult Vox’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 and related notes thereto which are available on SEDAR+ at www.sedarplus.ca and on Form 6K filed with the SEC on the SEC’s website at www.sec.gov.

Additional information, including the primary risk factors affecting Vox, are included in the Company’s Annual Information Form dated March 7, 2024 (“AIF”) and Annual Report on Form 40-F dated March 7, 2024 available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively. These documents contain descriptions of certain of Vox’s royalties, as well as a description of risk factors affecting the Company.

Table of Contents

Effective Date	2
Table of Contents	2
Overview	2
Highlights and Key Accomplishments	3
Royalty Portfolio Updates	4
Outlook	6
Asset Portfolio	6
Summary of Quarterly Results	9
Liquidity and Capital Resources	11
Off-Balance Sheet Arrangements	11
Commitments and Contingencies	11
Related Party Transactions	12
Changes in Accounting Policies	13
Recent Accounting Pronouncements	13
Outstanding Share Data	13
Critical Accounting Judgements and Estimates	14
Financial Instruments	14
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	15
Forward-Looking Information	17
Third-Party Market and Technical Information	17

Abbreviations Used in This Report

Abbreviated Definitions
Periods Under Review	Interest Types		Currencies
Q1 2024 The three-month period ended March 31, 2024	“NSR”	Net smelter return royalty	“$” United States dollars
Q4 2023 The three-month period ended December 31, 2023	“GRR”	Gross revenue royalty	“A$” Australian dollars
Q3 2023 The three-month period ended September 30, 2023	“FC”	Free carry	“C$” Canadian dollars
Q2 2023 The three-month period ended June 30, 2023	“PR”	Production royalty
Q1 2023 The three-month period ended March 31, 2023	“GPR”	Gross proceeds royalty
Q4 2022 The three-month period ended December 31, 2022	“GSR”	Gross sales royalty
Q3 2022 The three-month period ended September 30, 2022	“FOB”	Free on board
Q2 2022 The three-month period ended June 30, 2022

Overview

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning seven jurisdictions (Australia, Canada, the United States, Brazil, Peru, Mexico, and South Africa). The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network that has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 60 royalties.

2

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2024

Vox operates a unique business model within the royalty space, which it believes offers it a competitive advantage. Of these advantages, some are inherent to the Company’s business model, such as the diverse approach to finding global royalties providing it with a broader pipeline of opportunities to act on. Other competitive advantages have been strategically built since the Company’s formation, including its 2020 acquisition of Mineral Royalties Partnership Ltd.’s proprietary royalty database of over 8,500 royalties globally (“MRO”). MRO is not commercially available to the Company’s competitors. MRO virtually integrates global mining royalties with mineral deposits and mining claims, which provides the Company with the first-mover advantage to execute bilateral, non-brokered royalty acquisition transactions, which make up the majority of the historical acquisitions of the Company, in addition to brokered royalty acquisition opportunities available to other mining royalty companies. The Company also has an experienced technical team that consists of mining engineers and geologists who can objectively review the quality of assets and all transaction opportunities.

The Company focuses on accretive acquisitions. As at the date hereof, over 80% of Company’s royalty assets by royalty count are located in Australia, Canada and the United States. Further, the Company is prioritizing the acquisition of royalties on producing or near-term producing assets to complement its high-quality portfolio of exploration and development stage royalties. Specifically, the Company’s portfolio currently includes six producing assets and twenty-two development stage assets on which a mining study has been completed, or that have potential to be toll-treated via a nearby mill, or that may restart production operations after care and maintenance.

The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on The Nasdaq Stock Market LLC (“Nasdaq”), both under the ticker symbol “VOXR”.

Further information on Vox can be found at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov.

Highlights and Key Accomplishments

Financial and Operating

•	Q1 2024 revenues of $2,882,512 (compared to revenues of $3,580,855 for the three months ended March 31, 2023).
•	Q1 2024 gross profit of $2,414,139 (compared to $2,964,857 for the three months ended March 31, 2023).
•	Generated cash flows from operations of $1,212,154 for the three months and year ended March 31, 2024 (compared to $500,017 for the three months ended March 31, 2023).
•

On January 16, 2024, entered into a definitive credit agreement with the Bank of Montreal providing for a $15 million secured revolving credit facility (the “Facility”). The Facility includes an accordion feature which provides for an additional $10 million of borrowing capacity subject to certain conditions (the “Accordion”).

•

On February 13, 2024, the Company announced that it executed a binding agreement to acquire an Australian portfolio of up to four royalties and one production-linked milestone payment. The Company expects to close the acquisition of all five assets during Q2 2024.

•	On March 7, 2024, increased quarterly cash dividend by 9.1% to $0.012 per common share, payable to shareholders of record as of March 31, 2024.
•	On March 18, 2024, the Company adopted a dividend reinvestment plan and approved the adoption of a share repurchase program of up to $1,500,000 of Vox common shares.
•	On March 25, 2024, 6,407,883 warrants expired, unexercised.
•	Noted significant organic development within the existing royalty portfolio, as discussed in the Royalty Portfolio Updates section of this MD&A.
•	Balance sheet position at quarter end includes:

o	Cash and accounts receivable of $12,839,842.
o	Working capital of $10,684,347.
o	Total assets of $52,237,205.

•	Subsequent to March 31, 2024:

o	On April 11, 2024, the Company nominated Shannon McCrae to its Board of Directors.
o	On April 25, 2024, the Company shared its annual letter to shareholders.

Credit Facility

On January 16, 2024, the Company entered into a definitive credit agreement with the Bank of Montreal (“BMO”) providing for a $15,000,000 secured revolving credit facility (the “Facility”). The Facility includes an accordion feature which provides for an additional $10,000,000 of availability, subject to certain conditions. The Facility, secured against the assets of the Company, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations. At the Company’s election, amounts drawn on the Facility bear interest at either (i) a rate determined by reference to the U.S. dollar base rate plus a margin of 1.5% to 2.5% per annum, or (ii) the secured overnight financing rate plus a margin of 2.60% to 3.60% per annum. The undrawn portion of the Facility is subject to a standby fee of 0.5625% to 0.7875% per annum, all of which is dependent on the Company’s leverage ratio (as defined in the credit agreement with BMO dated January 16, 2024). The Facility has an initial term that matures on December 31, 2025 and is extendable one-year at a time through mutual agreement between Vox and BMO. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at March 31, 2024, all such ratios and requirements were met.

3

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2024

As at March 31, 2024, the Company had not drawn down on the Facility.

Quarterly Dividends Declared and Paid and Dividend Reinvestment Plan

On March 7, 2024, the Board of Directors of the Company declared a quarterly dividend of $0.012 per common share payable on April 12, 2024 to shareholders of record as of the close of business on March 29, 2024.

On March 18, 2024, the Company adopted a Dividend Reinvestment Plan (“DRIP”). The DRIP provides eligible shareholders of Vox with the opportunity to have all, or a portion of any cash dividends declared on common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions. Based on the current terms of the DRIP, the common shares will be issued under the DRIP at a 5% discount to the Average Market Price, as defined in the DRIP.

Share Repurchase Program

On March 18, 2024, the Board of Directors of the Company approved the adoption of a Share Repurchase Program (“SRP”) for the repurchase of up to $1,500,000 of its common shares. The SRP is structured to comply with Rule 10b-18 under the Securities Exchange Act of 1934. The SRP will be administered through an independent broker.

Repurchases under the SRP will be made at times and in amounts as the Company deems appropriate and may be made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with securities laws in the United States. The actual timing, number and value of repurchases under the SRP will be determined by management in its discretion and will depend on a number of factors, including market conditions, stock price and other factors. The SRP may be suspended or discontinued at any time. Open market repurchases will only be made outside of Canada through the facilities of the Nasdaq or any alternative open market in the United States, as applicable.

As at March 31, 2024, the Company had not repurchased any shares under the SRP.

Royalty Portfolio Updates1

During the three months ended March 31, 2024, the Company’s operating partners continued to explore, develop, and expand the projects underlying the Company’s royalty assets.

Key development news for the first three months of 2024 is summarized as follows by project:

Brauna (Operating - Brazil) – 0.5% Gross Sales Royalty

In February 2024, Golden Share Resources Corporation, currently undertaking a business combination transaction with Lipari Diamond Mines Ltd., provided an update on the Brauna mine, stating a transitioned focus from an open pit mine to an underground operation. The company conducted the initial blast of the mine portal below the Brauna 3 kimberlite (below the current open pit), which is expected to add four years of mine life. Lipari Diamond Mines Ltd. also recently completed a private placement to fund the commencement and development of the underground operations.

Otto Bore (Operating – Australia) – 2.5% NSR (applicable to production between 42koz – 100koz)

In January 2024, Northern Star Resources Ltd. (“Northern Star”) indicated that mining activities for the Thunderbox mill focused on Thunderbox underground, Thunderbox open pits (including Otto Bore) and another satellite deposit. Similarly, in February 2024, Northern Star continued to flag the Otto Bore deposit as a potential mill feed source for FY2024 and FY2025.

Bowdens (Development – Australia) – 0.85% GRR on main orebody and 1.0% GRR on regional land package

In March 2024, Silver Mines Limited closed an oversubscribed financing, raising A$8M, significantly higher than the originally planned raise of A$2M. In February 2024, the company announced key catalysts for the projects, including the ongoing optimisation study (on track for mid-2024), final investment decision in late 2024, with potential development starting by the end of the year.

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1 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively.

4

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2024

Ashburton (Advanced Exploration – Australia) – 1.75% NSR above 250,000oz of cumulative production

On February 6, 2024, Kalamazoo announced that the company entered into an exclusive 12 to 18 month option agreement (A$3M option fee, plus A$30M option exercise price) with De Grey Mining Limited (“De Grey”). Details include:

•	De Grey plans to review all historical exploration data, complete metallurgical and geotechnical drilling and testwork, and carry out open pit optimisations during the option period.
•	According to the De Grey RIU Conference investor presentation dated February 2024, the Ashburton project has “Potential to truck a high-grade gold concentrate to the Hemi pressure oxidation plant for processing.”

Cardinia (Development – Australia) – A$1/tonne production royalty on part of the Kookynie gold project

On February 9, 2024, Kin Mining Ltd. (“Kin Mining”) announced the completed sale of certain gold deposits to Genesis Minerals Ltd. (“Genesis Minerals”) (originally announced in 2023) for A$15M in cash and 21,917,532 shares.

In February, 2024, Genesis Minerals stated in a corporate presentation that Jupiter and the Bruno-Lewis open pits were a key part of their growth strategy to reach 300koz per annum, and key to the eventual re-start of the Laverton mill.

Further, in March 2024, Genesis provided a 5-year growth plan, stating that Laveron could potentially be restarted in late 2025, with ore from Jupiter and Bruno-Lewis as “baseload ore”, declaring a maiden reserve of 140koz Au (3.9Mt at 1.1g/t Au), with the potential to add ore from other feed sources. Additionally, Bruno-Lewis is expected to begin mining in the December quarter of 2025.2

Montanore (Advanced Exploration – United States of America) – $0.20/ton royalty

In March 2024, Hecla Mining Company stated their permitting and development strategy for the Montanore (Libby) copper and silver project, consisting of an expedited authorization for underground evaluation and data collection via existing infrastructure, with a focus on permitting additional underground evaluation work on private land within the existing exploration site.

Lynn Lake (MacLellan) (Feasibility – Canada) – 2% GRR (post initial capital recovery)

In January 2024, Alamos Gold Inc. (“Alamos”) stated that the Lynn Lake project is expected to support their expanding production profile, with construction expected to start in 2025 and first production from the project as early as the second half of 2027.

In February 2024, Alamos reported their 2023 Year-End Mineral Reserves and Resources, notably increasing reserves by 13% to 2.3Moz (proven and probable; 47.6 mt at 1.52g/t) at Lynn Lake, partly attributed to exploration spend of $9M over the course of 2023. The latest NI 43-101 Technical Report for the asset (issued August 2, 2023) reflects this growth in reserves and outlined a larger, longer-life, low-cost operation with significant upside potential via a number of satellite deposits in close proximity to the planned mill.3

South Railroad (Feasibility – United States of America) – 0.633% NSR plus advance minimum royalty payments

On January 16, 2024, Orla Mining Ltd. (“Orla”) announced the following:

•	Guided to a C$20M exploration and development project at South Railroad, with half allocated towards exploration, and C$8.5M expected to be spent on advancing the project permitting, engineering and administrative activities.
•	Drilling continued to focus on infill to support upgrading resources and testing pit extensions.

In March 2024, Orla provided an update on its exploration activities at the South Railroad project, providing updates from the 2023 infill and extension drilling (~2,500m). The company encountered new oxide intersections in step-out drilling at Pinion and Dark Star, while successfully confirming modeled grade, continuity of mineralization via their infill drill program.

Sulphur Springs (Feasibility – Australia) – A$2.00/t PR (capped at A$3.7M) and a $0.80/t PR on Kangaroo Caves (part of the combined project)

In March 2024, Develop Global Ltd. and Anax Metals Ltd. announced the start of a Scoping Study to evaluate the treatment of high-grade oxide/transitional ores from Sulphur Springs at the Whim Creek heap leach (a fully-permitted joint venture). These additional oxide/transitional ores sit outside of the current mine plan from the June 2023 Definitive Feasibility Study and could represent a new material revenue stream.

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2 See “Third-Party Market and Technical Information” at the end of this MD&A for additional technical references on the Genesis 5-year growth plan.

3See “Third-Party Market and Technical Information” at the end of this MD&A for additional technical references on the Lynn Lake (MacLellan) resource estimate.

5

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2024

Abercromby Well (Development – Australia ) – 2% NSR (10% interest) once 910klb U produced

In March 2024, Toro Energy Limited (“Toro Energy”) released an updated mineral resource, lifting the Centipede-Millipede uranium resource by 25% and the vanadium resource by 17%.4

Lynn Lake (Nickel) - (Advanced Exploration – Canada) – 2% GRR (post initial capital recovery)

On March 26, 2024, Corazon Mining Ltd. announced the start of the next phase of drilling at the Lynn Lake project, testing the highest priority targets based on geophysical work.

Bulgera - (Advanced Exploration) – 1% NSR

In January 2024, Norwest Minerals Limited, as part of their 2023 year-end report, stated that strong gold price projections are attracting significant interest to the Bulgera and Marymia project package, with new layout designs significantly improving environmental aspects of future mining. The company has commissioned a study to determine the economics of mining and delivering Bulgera ore to the Plutonic Gold plant.

Millrose - (Advanced Exploration) – 1% GRR

In February 2024, Northern Star completed the acquisition of the Millrose project from Strickland Metals Ltd for A$61 million.

Green Dam - (Advanced Exploration) – 2% NSR

In January 2024, St Barbara Limited announced that a reverse circulation drilled program at the Pinjin JV had been completed in late 2023, comprised of 13 holes for ~2,300m. Assay results are expected in 2024.

Beschefer - (Exploration) – 0.6% NSR

In February 2024, Abitibi Metals Corp. provided an outlook for 2024 and stated that approximately 3,000m of drilling were planned for the Beschefer Gold Project in Q1 2024. Abitibi Metals further stated that they are positioned to complete the option agreement and earn 100% of the project in 2024.

Outlook5

For 2024, Vox estimates royalty revenue to total $11 million to $13 million, unchanged from the guidance announced on March 7, 2024.

Our 2024 outlook on royalty revenue is based on publicly available information of the owners or operators of projects on which we have a royalty interest and which we believe to be reliable. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, if available, or use our own best estimate. Achievement of the 2024 royalty revenue guidance above is subject to risks and uncertainties, including changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual royalty revenues for 2024 will be in the range set forth above. In addition, we may or may not revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected, and our share price may decline.

Additional Opportunities

Although the Company is primarily focused on building its portfolio of royalties, Vox management believes that there may be opportunities to maximize the value of its assets through (i) the sale, assignment or transfer of certain royalties, or the right to acquire certain royalties, to third parties, (ii) the licensing of certain intellectual property, such as non-core mineral royalty data contained in the Company’s MRO database, (iii) the acquisition of equity interests in special purpose vehicles or other entities which hold a mining royalty or mining royalties, or (iii) other strategic opportunities, with or without third party involvement. Vox is committed to maximizing per share shareholder value and will consider creative opportunities to achieve this commitment as the royalty sector evolves.

Asset Portfolio

As of the date of this MD&A, Vox owns 67 royalty assets spanning seven jurisdictions, including 46 royalty assets in Australia and 13 in North America.

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4 See “Third-Party Market and Technical Information” at the end of this MD&A for additional technical references on the Abercromby Well updated mineral resource estimate.

5Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively.

6

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2024

The following table summarizes each of Vox’s royalty assets as of March 31, 2024:

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold	Australia	Producing	Northern Star Resources Ltd.
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron ore	Australia	Producing	Mineral Resources Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron ore	Australia	Producing	Mineral Resources Limited
Brauna	0.5% GRR	Diamonds	Brazil	Producing	Lipari Mineração Ltda. (subject to potential business combination transaction with Golden Share Resources Corp.)
Higginsville (Dry Creek)	A$0.87/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Producing	Karora Resources Inc.
Red Hill	4.0% GRR	Gold	Australia	Development	Northern Star Resources Ltd.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Pty Ltd.
Bulong	1.0% NSR	Gold	Australia	Development	Black Cat Syndicate Limited
South Railroad	0.633% NSR + advance royalty payments	Gold	USA	Development	Orla Mining Ltd.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Horseshoe Lights	3.0% NSR	Gold, copper	Australia	Development	Horseshoe Metals Ltd.
Limpopo (Dwaalkop)	1.0% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Goldlund	1.0% NSR (>50m depth from shaft collar)	Gold	Canada	Advanced Exploration	Treasury Metals Inc.
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Advanced Exploration	China Minmetals / Jiangxi Copper
British King	1.25% NSR	Gold	Australia	Advanced Exploration	Central Iron Ore Ltd
Brightstar Alpha	2.0% GRR	Gold	Australia	Advanced Exploration	Brightstar Resources Limited
Plutonic East	Sliding scale A$0.40/tonne to A$3.50/tonne	Gold	Australia	Development	Catalyst Metals Ltd.

7

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2024

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Development	ValOre Metals Corp.
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Mt. Moss	1.5% NSR	Base metals and silver	Australia	Development (Care & Maintenance)	Mt Moss Mining Pty Ltd.
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited
Sulphur Springs	A$2/t ore PR (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (40% interest)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Brits(3)	1.75% GSR (or ~C$1.09/tonne annual cap)	Vanadium	South Africa	Development	Bushveld Minerals Limited
Montanore	$0.20/ton	Silver, copper	USA	Development	Hecla Mining Company
Kenbridge	1.0% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Development	Tartisan Resources
Cardinia (Lewis deposit)	1% GRR (>10koz)	Gold	Australia	Development	Genesis Minerals Ltd.
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Development	Genesis Minerals Ltd.
Abercromby Well	2.0% NSR x 10% interest (>910klb U3O8 cumulative production	Uranium	Australia	Development	Toro Energy Limited
Hawkins	0.5% NSR	Gold	Canada	Exploration	E2 Gold Inc.
Ashburton	1.75% GRR (>250Koz)	Gold	Australia	Exploration	Kalamazoo Resources Limited (subject to A$33M option to De Grey Mining Ltd)
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Abitibi Metals Corp.
Kelly Well	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
New Bore	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
Millrose	1.0% GRR	Gold	Australia	Exploration	Northern Star Resources Ltd.
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(4))	Gold	Australia	Exploration	Metalicity Limited & Genesis Minerals Ltd
Kookynie (Wolski)	A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator(4))	Gold	Australia	Exploration	Zygmund Wolski
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Road Resources Ltd.
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
Merlin	0.75% GRR (>250Koz)	Gold	Australia	Exploration	Black Cat Syndicate Limited
Electric Dingo	1.75% GRR (>250Koz)	Gold	Australia	Exploration	Black Cat Syndicate Limited
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Bulgera	1.0% NSR	Gold	Australia	Exploration	Norwest Minerals Limited
Comet Gold	1.0% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd.

8

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2024

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Mount Monger	1.0% NSR	Gold	Australia	Exploration	MTM Critical Metals Ltd.
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newmont Corporation
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Thaduna	1.0% NSR	Copper	Australia	Exploration	Sandfire Resources Limited
Glen	0.2% FOB RR	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Anthiby Well	0.25% GRR	Iron ore	Australia	Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2.0% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Exploration	Corazon Mining Ltd.
Estrades	2.0% NSR	Gold, zinc	Canada	Exploration	Galway Metals Inc.
Opawica	0.49% NSR	Gold	Canada	Exploration	Scandium Canada
Pilbara	1.5% FOB (to 20Mt), 0.5% FOB (to 35Mt) then 0.1% FOB + 1% GRR (non iron ore)	Iron ore	Australia	Exploration	Fortescue Metals Group Ltd.
Mt Samuel	2.0% NSR	Gold, copper, bismuth	Australia	Exploration	Emmerson Resources Limited
True Blue	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Tinto	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Aga Khan	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
The Trump	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$1.02/gram gold ore milled, as at April 15, 2024.
(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(3)	Covers the Uitvalgrond Portion 3 of the Brits project and not all reserves disclosed by Bushveld Minerals Limited.
(4)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1).

Summary of Quarterly Results

The following table presents a summary of the Company’s quarterly results of operations for each of its last eight quarters.

	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
	$	$	$	$	$	$	$	$
Statement of income (loss)
Revenue	2,882,512	2,997,426	3,514,929	2,217,384	3,580,855	2,104,758	3,181,574	1,750,754
Gross profit	2,414,139	2,072,497	3,109,818	1,831,488	2,964,857	1,591,909	2,463,007	1,444,878
Operating expenses	1,803,625	2,667,645	1,210,962	2,349,226	2,021,879	1,602,867	1,683,196	1,476,025
Net income (loss)	(241,387)	(417,962)	1,046,532	(48,443)	(681,239)	52,062	83,940	432,569
Earnings (loss) per share – basic and diluted	(0.00)	(0.01)	0.02	(0.00)	(0.02)	0.00	0.00	0.01
Dividends declared per share	0.012	0.011	0.011	0.011	0.011	0.01	0.01	0.00

Statement of Financial Position
Total assets	52,237,205	52,706,609	50,720,916	47,945,297	43,236,735	41,805,456	41,439,314	39,805,541
Total non-current liabilities	5,029,940	4,878,989	4,697,461	4,135,514	3,595,516	3,416,712	3,295,832	2,784,804

Statement of Cash Flows
Cash flows from (used in) operating activities	1,212,154	2,341,781	1,359,501	1,069,791	500,017	1,695,717	966,106	(209,829)

Three Months Ended March 31, 2024 Compared to the Three Months Ended March 31, 2023

Operating results herein are discussed primarily with respect to the comparable quarter in the prior year. The “quarter” or “Q1 2024” refers to the three-month period ended March 31, 2024 and the “comparable quarter” or “Q1 2023” refers to the three-month period ended March 31, 2023.

Revenue

Revenue for Q1 2024 was $2,882,512 compared to revenue of $3,580,855 in the comparable quarter. Q1 2024 revenue decline was largely driven by:

•	The Segilola gold royalty reaching its $3.5 million revenue cap in Q2 2023, resulting in $nil revenue generated in the current quarter.
•	Consistent royalty revenue earned from Wonmunna iron ore royalty quarter over quarter.
•	Continued ramp up of production at the Janet Ivy gold project in Western Australia, after recent completion of the Binduli North heap leach expansion project in early 2023.

9

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2024

Operating Expenses

Operating expenses for the quarter were $1,803,625, down from $2,021,879 in the comparable quarter. The decrease in expenditures was primarily related to the following:

•	Reduction in professional fees expenditures during the period of $117,378.
•	Reduction in salaries and director fees of $25,411.
•	Decrease in corporate administration expenditures of $48,322.
•	Decrease in share-based compensation expense of $25,553.

Other Expenses

Other expenses for the quarter were $109,799 vs. $841,155 in the comparable quarter. The decrease in expense was primarily related to the following:

•	Increase in interest income earned during the quarter of $68,019, which is a result of holding more cash on hand during the period vs. the comparable period.
•	Increase in foreign exchange expense during the quarter of $93,882 over the comparable quarter.
•

Facility expenditure of $73,705 in Q1 2024 vs. $nil in the comparable quarter. The amount of expense during the quarter comprised (i) interest expense of $24,938, and (ii) amortization expense for the initial fees to set up the Facility of $48,767.

•

Expense related to the fair value change in warrants of $830,924 during Q1 2023 vs. no expense charge in the current quarter. The expense during the comparable quarter was primarily a result of the increase in the Company’s share price at the end of the quarter compared to the beginning of the quarter vs. the warrants expiring on March 25, 2024 with a carrying value of $nil.

Income Tax Expense

During the quarter, the Company recorded:

•	Current income tax expense of $591,151 vs. $178,977 in the comparable quarter.
•	Deferred income tax expense of $150,951 vs. $604,085 in Q1 2023.

The total income tax expense was consistent in both periods. The shift in expense recognized as current tax vs. deferred tax in Q1 2024 is a result of a reduction in taxable temporary differences during the current quarter.

Net Income

The net loss for Q1 2024 was $241,387 vs. $681,239 in the comparable quarter. On a per share basis, the basic and diluted loss per share was $0.00 per share for the current quarter vs. $0.02 per share in the comparable quarter. The net loss for each of the periods is from the results of operations discussed above.

Three Months Ended March 31, 2024 Compared to the Other Quarters Presented

Revenue

In December 2021, gold royalty revenue commenced from the Segilola gold royalty asset, and in May 2022, iron ore royalty revenue commenced from the Wonmunna iron ore royalty asset. On a relative basis, the Wonmunna royalty has performed consistently since it was acquired in May 2022. In Q2 2023, the Company’s Segilola royalty reached its $3.5 million revenue cap, while the Janet Ivy gold heap leach project in Western Australia, which achieved first production in Q3 2022, has continued ramping up production. Lastly, in Q3 2023, Vox recognized inaugural revenue from the Kookynie gold royalty, triggered by a maiden mineral reserves discovery payment linked to the Puzzle Group gold deposits.

Operating Expenses

A key factor behind the increase in operating expenses in 2022 is the Company’s Nasdaq listing. In 2022, the Company incurred Nasdaq listing costs of $358,314. Vox commenced trading on the Nasdaq on October 10, 2022. In 2023, key drivers behind the increase in operating expenses include annual share-based compensation to management and directors in the form of RSU grants on June 5, 2023, fees related to the Company’s TSX graduation of $143,767, and impairment charges of $1,500,000 related to the Alce, Phoebe, Jaw, Cart and Colossus royalties, offset with an impairment reversal on the British King gold royalty during the period of $250,000, as discussed under the Asset Portfolio section.

10

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2024

Liquidity and Capital Resources

The Company’s working capital and liquidity position as at March 31, 2024 comprised current assets of $13,179,119, including cash and cash equivalents of $9,565,229. Set against current liabilities of $2,494,772, the Company has net working capital of $10,684,347. This compares to current assets of 13,282,702 and net working capital of $10,378,752 as at December 31, 2023. As at March 31, 2024, the Company had $15,000,000 available under its Facility.

The Company is not subject to externally imposed capital requirements other than as disclosed for the Facility.

Cash Flows From Operating Activities

Cash flows earned from operations in Q1 2024 were $1,212,154 vs. $500,017 in Q1 2023. The increase in cash flows from operations during the period is primarily a result of:

•	A decrease in income from operating activities prior to non-cash working capital changes of $942,289, which is primarily related to the Segilola gold royalty reaching its $3.5 million revenue cap in Q2 2023, resulting in $nil revenue generated in the current quarter.
•	Consistent accounts receivable amounts at December 31, 2023 and March 31, 2024 vs. an increase in accounts receivable in the comparative period of $1,584,048.
•	A reduction in prepaid expenses during the current quarter of $92,974 vs. an increase in Q1 2023 of $26,619.
•	A reduction in current liabilities during Q1 2024 of $275,335 vs. an immaterial increase of $6,338 in Q1 2023.

Cash Flows Used In Investing Activities

Cash flows from investing activities in Q1 2024 were $3,113 vs. use of $52,745 in the comparable quarter. There was no significant investing activities in both periods.

Cash Flows Used In Financing Activities

Cash flows used in financing activities for Q1 2024 were $983,659 vs. $447,583 in the comparable period. In the current quarter, cash used was for (i) dividends paid to shareholders of $549,836, and (ii) transaction costs to set up the Facility of $433,823 vs. dividends paid to shareholders in Q1 2023 of $447,583.

With respect to the interim investment of excess working capital, the Company holds only cash, and it does not hold debt instruments issued by third parties, nor does it hold any equities or other temporary investments of any kind on an interim basis.

The Company’s management believes current financial resources will be adequate to cover anticipated expenditures for general and administration and project evaluation costs and anticipated minimal capital expenditures for the foreseeable future. Vox’s long-term capital requirements are primarily affected by ongoing activities related to the acquisition or creation of royalties. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant royalties, Vox may seek additional debt, including use of the Facility or the accordion feature connected thereto, as detailed in the “Highlights and Key Accomplishments” section of this MD&A, or equity financing, as necessary.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Commitments and Contingencies

As at March 31, 2024, the Company did not have any right-of-use assets or lease liabilities.

Litigation matters

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the period ended March 31, 2024, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

During the year ended December 31, 2023, the Company became aware that the operator of the Jaw, Phoebe, Cart and Colossus exploration projects did not renew all or substantially all of the relevant mining claims and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company fully impaired the four royalties as of December 31, 2023, and the carrying value of the investment of $1,000,000 was reduced to $nil. The Company has filed a statement of claim in the Supreme Court of Western Australia, as discussed below, against the operator of the Jaw, Phoebe, Cart and Colossus exploration projects. Pursuant to the original agreement signed with the operator on July 15, 2021, if any of the four exploration projects became relinquished within three years of signing the original agreement, the operator must promptly provide Vox with a replacement royalty for each relinquished royalty and with each replacement royalty having a value of at least $250,000. To the extent Vox is granted one or more replacement royalties, the Company expects to reverse up to $1,000,000 of the 2023 impairment charge, which would increase net income by the equivalent amount. As of the date of this MD&A, no replacement royalties have been granted.

11

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2024

SilverStream filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, along with an amended writ and statement of claim on March 28, 2024, in respect of the Titan assets. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. As of the date of this MD&A, the proceeding is ongoing.

Commitments

The Company is committed to minimum annual lease payments for its premises, which renew on a quarterly basis, and certain consulting agreements, as follows:

April 1, 2024 to March 31, 2025
$
Leases	14,750
Consulting agreements	120,113
134,863

Contingencies

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)(3)	6,568,266
Brits(1)(4)	1,250,000
Bullabulling(2)(5)	651,439
Koolyanobbing(6)	325,720
El Molino(7)	450,000
Uley(1)(8)	143,317
Winston Lake(9)	73,801
Norbec & Millenbach(9)	18,450
9,480,993

(1)	The milestone payment(s) may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	Half of the milestone payment may be settled in cash or common shares of the Company, at the Company’s election.
(3)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4)

Milestone payments include: (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.

(5)

Milestone payments include: (i) A$500,000 upon the project operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(6)	Milestone payment due upon achievement of cumulative 5M dmt of ore processed.
(7)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(8)	Milestone payment due upon commencement of commercial production.
(9)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

The Company’s management believes current and expected future financial resources will be adequate to cover anticipated achieved milestone payments for the foreseeable future, that are required to be settled in cash.

Related Party Transactions

Related parties include the Company’s Board of Directors and management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transaction during the three months ended March 31, 2024 and 2023.

12

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2024

Key management personnel compensation

The remuneration of directors and other members of key management personnel during the three months ended March 31, 2024 and 2023 were as follows:

	Three moths ended March 31, 2024	Three months ended March 31, 2023
	$	$
Short-term employee benefits	538,337	677,211
Share-based compensation	595,364	641,599

	1,133,701	1,318,810

Changes in Accounting Policies

Certain new accounting standards and interpretations have been published that were required to be adopted effective January 1, 2024. These standards did not have a material impact on the Company’s current or future reporting periods.

Amendments – IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants)

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

-	the carrying amount of the liability;
-	information about the covenants; and
-	facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the “settlement” of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have a significant impact on the unaudited condensed interim consolidated financial statements.

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2024, with earlier application permitted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value.

13

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2024

As at March 31, 2024 and May 8, 2024, the issued and outstanding securities were as follows:

	May 8, 2024	March 31, 2024
	#	#
Common shares issued and outstanding	50,146,341	50,121,850
Stock options	1,347,398	1,347,398
Restricted share units	1,779,834	1,779,834

Fully diluted common shares	53,273,573	53,249,082

Critical Accounting Judgements and Estimates

The preparation of the unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the unaudited condensed interim consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the unaudited condensed interim consolidated financial statements.

The Company’s material accounting policy information and estimates are disclosed in Notes 2 and 3 of the December 31, 2023 audited consolidated financial statements. There have been no material changes to the policies during the three months ended March 31, 2024.

Financial Instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the three months ended March 31, 2024 and the year ended December 31, 2023.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and royalty receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its royalty receivable balances. The Company’s royalty receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving credit facility, anticipated cash flows from operations and holding of cash and cash equivalents. As at March 31, 2024, the Company had cash and cash equivalents of $9,565,229 (December 31, 2023 - $9,342,880) and working capital of $10,684,347 (December 31, 2023 - $10,378,752).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income (loss) due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at March 31, 2024, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net income (loss) by $478,000.

Interest rate risk

The Company is exposed to interest rate risk due to the Facility being subject to floating interest rates. The Company monitors its exposure to interest rates. During the period ended March 31, 2024, a 1% increase (decrease) in nominal interest rates would have increased (decreased) net loss and other comprehensive loss by approximately $37,500.

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

14

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2024

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. None of the Company’s future revenue is hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious and base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income tax liabilities on the unaudited condensed interim consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at March 31, 2024 and December 31, 2023, the Company does not have any financial instruments measured at fair value after initial recognition.

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at December 31, 2023. These financial instruments were measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the unaudited condensed interim consolidated statements of income (loss). On March 25, 2024, the warrants, which were classified as Level 3, expired, unexercised.

December 31, 2023
$
Balance, beginning of year	601,715
Change in valuation of financing warrants	(445,216)
Share-based compensation recovery on PSUs	(156,499)

Balance, end of period	-

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, while optimizing its capital structure by balancing debt and equity. As at March 31, 2024, the capital structure of the Company consists of $44,712,493 (December 31, 2023 - $44,923,670) of total equity, consisting of share capital, equity reserves, and deficit.

The Company is not subject to any externally imposed capital requirements other than as disclosed for the Facility.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

15

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2024

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Company conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s DCP as of December 31, 2023. Based on this evaluation, the CEO and CFO concluded that the design and operation of the Company’s DCP were effective as of December 31, 2023.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There were no changes to the Company’s internal controls over financial reporting during the three months ended March 31, 2024 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

16

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2024

Forward-Looking Information

Certain statements contained in this MD&A may be deemed “forward looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenue, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflicts in Ukraine and Israel, and as well as those risk factors discussed in the section entitled “Risk Factors” in Vox’s AIF dated March 7, 2024 available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenue from royalties which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Vox disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Third-Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this document.

Lynn Lake

Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2023: https://alamosgold.com/news-and-events/news/news-details/2024/Alamos-Gold-Reports-Mineral-Reserves-and-Resources-for-the-Year-Ended-2023/default.aspx

Chris Bostwick, FAusIMM, Alamos Gold’s Senior Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this Alamos news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”). The Qualified Persons for the National Instrument 43-101 compliant Mineral Reserve and Resource estimates are detailed in the following table.

Abercromby Well

Wiluna Project Mineral Resources – 2012 JORC Code Compliant Resource Estimates – U3O8 and V2O5 for Centipede-Millipede, Lake Way and Lake Maitland: https://www.listcorp.com/asx/toe/toro-energy-limited/news/amended-resource-uplift-boosts-wiluna-uranium-value-3005180.html

The information presented in the news release that relates to U3O8 and V2O5 Mineral Resources of the Centipede-Millipede, Lake Way and Lake Maitland deposits is based on information compiled by Dr Greg Shirtliff of Toro Energy Limited and Mr Daniel Guibal of Condor Geostats Services Pty Ltd. Mr Guibal takes overall responsibility for the Resource Estimate, and Dr Shirtliff takes responsibility for the integrity of the data supplied for the estimation. Dr Shirtliff is a Member of the Australasian Institute of Mining and Metallurgy (AusIMM) and Mr Guibal is a Fellow of the AusIMM and they have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as Competent Persons as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code 2012)’. The Competent Persons consent to the inclusion in the Toro Energy news release of the matters based on the information in the form and context in which it appears.

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2024

Cardinia

Genesis Minerals Ltd – Five-year Strategic Plan: https://gmd.live.irmau.com/pdf/0540af7c-a776-4992-b521-924e79cf8dad/Fiveyear-Strategic-Plan.pdf

The information in the Genesis Minerals Presentation that relates to Mineral Resources and Ore Reserves estimates for the Genesis' projects referred to in the Presentation are extracted from Genesis' ASX announcement of 21st March 2024 titled "Growth strategy underpinned by robust Reserves". Genesis confirms that it is not aware of any new information or data that materially affects the information included in the previous announcement and Genesis confirms that all material assumptions and technical parameters underpinning the Mineral Resource and Ore Reserve estimates continue to apply and have not materially changed. Genesis confirms that the form and context in which the Competent Persons’ findings are presented have not been materially modified from the previous announcements. The information in this Presentation that relates to the Production Targets Genesis' projects are extracted from Genesis' ASX announcement of 21st March 2024 titled "Growth strategy underpinned by robust Reserves". Genesis confirms that all material assumptions underpinning the Production Targets continue to apply and have not materially changed. The information in the Presentation that relates to Exploration Results for Gwalia and Tower Hill are extracted from Genesis' ASX announcement of 21st March 2024 titled "Growth strategy underpinned by robust Reserves". Genesis confirms that it is not aware of any new information or data that materially affects the information included in the original announcements. Genesis confirms that the form and context in which the Competent Persons’ findings are presented have not been materially modified from the previous announcements. The information in this Presentation that relates to Exploration Results for Ulysses are extracted from Genesis' ASX announcements of 31st July 2023 titled “June quarterly report 2023”, 27th April 2023 titled “March quarterly report 2023”, 30th January 2023 titled “December quarterly report 2022”, 22nd October 2022 titled “September quarterly report 2022”, and 5th July 2022 titled “June quarterly report 2022”. Genesis confirms that it is not aware of any new information or data that materially affects the information included in the original announcements. Genesis confirms that the form and context in which the Competent Persons’ findings are presented have not been materially modified from the previous announcements.

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